

SI

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AUG 23 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. G. Long and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 W. Front Street, Suite 302
(No. and Street)

Missoula	MT	59802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Williams — (406) 721-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 AUG 31 AM 4:26 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. G. Long & Company, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



KIM SMITH
NOTARIAL
SEAL
STATE OF MONTANA
KIM SMITH
NOTARY PUBLIC for the
State of Montana
Residing at Missoula, MT
My Commission Expires
August 16, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Information for

S.G. Long & Company

(A Wholly-Owned Subsidiary of S.G. Long Financial Services Corp.)

June 30, 2017

CONTENTS



COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE

FOR

S.G. Long & Company (A Wholly-Owned Subsidiary of S.G. Long Financial Service Corp.)

August 18, 2017

MOSSADAMS.COM

 MOSSADAMS

Communications with those charged with governance

To the Board of Directors
S.G. Long & Company

We have audited the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2017, and have issued our report thereon dated August 18, 2017. Additionally, we have reviewed management's statement of compliance with the exemption provisions under Rule 15c3-3 and have issued our report dated August 18, 2017. The Public Company Accounting Oversight Board (PCAOB) standards require that we provide you with the following information related to our audit.

Our Responsibility Under Standards Set By The Public Company Accounting Oversight Board (PCAOB)

As stated in our engagement letter dated April 24, 2017, our responsibility, as described by PCAOB standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

It is also our responsibility, as stated within the signed engagement letter and professional services agreement dated April 24, 2017, to review management's statement included in the Company's exemption report under SEC Rule 17a-5 the identification of the provisions under which the Company claimed an exemption from SEC Rule 15c3-3; that the Company met the identified exemption provisions throughout the year without exception; and identify, if applicable, any exceptions in meeting the identified exemption provision.

Our responsibility is to plan and perform the audit and review in accordance with standards of the PCAOB, and to design the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we considered the Company's internal control solely for the purpose of determining our audit procedures and not to provide assurance concerning such internal control.

We are also responsible for communicating significant matters related to the financial statement audit and review that, in our professional judgment, are relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope And Timing Of The Audit

We performed the audit according to the planned scope and timing previously communicated to you in the engagement letter dated April 24, 2017, and our planning letter sent on July 6, 2017.

SIGNIFICANT AUDIT FINDINGS AND ISSUES

Significant Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and there were no changes in the application of existing policies during the year ended June 30, 2017. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Critical Accounting Policies and Practices

A Company's accounting policies and practices that are (a) most important to the portrayal of the Company's financial condition and results, and (b) require management's most difficult, subjective or complex judgments, are considered critical accounting policies and practices. Often, a matter is critical as it arises as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe the following policies and practices are deemed critical:

- Disclosure of related party transactions in Note 3 to the financial statements.
- Disclosure of net capital under Rule 15c3-1 in Note 4 to the financial statements.

The Company's financial statement disclosures sufficiently describe revenue recognition and related party transactions. We suggested no modifications to these disclosures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We reviewed management's assumptions and obtained corroborating evidence to support management's estimates. We identified no critical accounting estimates.

Significant Unusual Transactions

Significant unusual transactions are transactions that are outside the normal course of business for the company or that otherwise appear to be unusual due to their timing, size, or nature. Often times, these transactions will require significant estimates by management that greatly impact the financial statements. We noted no significant unusual transactions during our audit of the financial statements.

REQUIRED COMMUNICATIONS

Qualitative Aspects of Accounting Practices

We are required to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments. Forms of bias may include (1) selective correction of misstatements or identification of additional adjusting entries; (2) bias in the selection and application of accounting principles, and; (3) bias in accounting estimates. We completed our evaluation of the qualitative aspects of significant accounting policies and practices, and did not identify bias in management's judgments. We are also required to evaluate accounting estimates for bias, including whether estimates, while individually reasonable, may not be the estimate best supported by audit evidence. We are also required to perform a retrospective review of estimates and consider "swings" in estimates. We did not observe a trend of bias by management or "swings" in estimates to achieve an expected or desired outcome.

Financial Statement Presentation

We are required to evaluate whether the presentation of the financial statements and related disclosures are in accordance with U.S. GAAP, including the auditor's consideration of the form, arrangement, and content of the financial statements. We have performed the evaluation and believe the financial statements and related disclosures are presented fairly, in all material respects, and in accordance with U.S. GAAP.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Topic 606 provides clarification for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (IFRS). Topic 606 supersedes Topic 605 *Revenue Recognition* and most industry specific guidance. For nonpublic entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017. The adoption of ASU No. 2014-09 may have a material impact on the Company's financial position or results of operations.

If, as a result of our procedures, we identify a concern regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting, we are obligated to communicate this to you. We did not identify any concerns with management's anticipated adoption of accounting pronouncements that are not yet effective.

Alternative Accounting Treatments

If we have discussed alternative accounting treatments permissible under U.S. GAAP with management, we are required to communicate the ramifications of this alternative and our preference to you. We did not discuss any alternative accounting treatments with management.

Other Information in Documents Containing Audited Financial Statements

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Difficult or Contentious Matters for which the Auditor Consulted

We are required to communicate to you matters that are difficult or contentious for which we consulted outside the engagement team and that we reasonably determined are relevant to your oversight of the financial reporting process. We did not consult outside the engagement team.

Auditor's Evaluation of the Company's Ability to Continue as a Going Concern

We are required to communicate matters to you, when applicable, relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time. No conditions and/or events were identified that, when considered in the aggregate, lead us to believe that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Departure from the Auditor's Standard Report

We are required to communicate to you when the audit report is expected to be modified or include explanatory language or paragraph. Our audit report is not expected to be modified or include explanatory language or paragraph.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit and review.

Corrected and Uncorrected Misstatements

PCAOB standards require us to accumulate all factual and judgmental misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The schedule below summarizes the effect of the corrected misstatements on the current year consolidated financial statements:

Effect of corrected misstatements for June 30, 2017				
To increase accrued payroll and benefits as of June 30, 2017	$ -	$ (10,000)	$ -	$ 10,000
Effect of current year (June 30, 2017) corrected misstatements	**$ -**	**$ (10,000)**	**$ -**	**$ 10,000**
Total cumulative effect of corrected misstatements for June 30, 2017	**$ -**	**$ (10,000)**	**$ -**	**$ 10,000**

Corrected and Uncorrected Misstatements (continued)

The schedule below summarizes uncorrected misstatements of the financial statements. Management has determined their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

S.G. LONG & COMPANY
Proposed Adjusting Journal Entries
6/30/2017

	Debit/(Credit)			
Reversing effect of passed adjusting journal entries for June 30, 2016	**Assets**	**Liabilities**	**Equity**	**Impact on Net Income**
To adjust insurance liability and payroll expense recorded in June 2016 related to July 2016	$ -	$ -	$ (7,020)	$ 7,020
Reversing effect of prior year (June 30, 2016) passed entries	**$ -**	**$ -**	**$ (7,020)**	**$ 7,020**
Effect of passed adjusting journal entries for June 30, 2017				
To accrue commissions receivable and payable for June, 2017 commissions	$ 8,257	$ (4,129)	$ -	$ (4,128)
Effect of current year (June 30, 2017) passed entries	**$ 8,257**	**$ (4,129)**	**$ -**	**$ (4,128)**
Total cumulative effect of passed adjustments for June 30, 2017 and 2016	**$ 8,257**	**$ (4,129)**	**$ (7,020)**	**$ 2,892**

Disagreements with Management

For purposes of this letter, PCAOB standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letters dated August 18, 2017.

Management Consultation with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" in certain situations. If a consultation involves application

of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Independence Standards

As required by the PCAOB, at least annually, we are to disclose to you, the nature of all relationships between Moss Adams and the Company that may reasonably be thought to bear on our independence. Our letter confirming our independence was previously provided to the Board of Directors on April 24, 2017.

Other Matters

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

so * cs

This communication is intended solely for the information and use of the Board of Directors and management of S.G. Long & Company and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 18, 2017

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION

ASSETS

	June 30, 2017
Cash and cash equivalents	$ 87,169
Receivables	
Clearing Organization	31,773
Other	22,974
Prepaid expenses	12,731
Clearing deposit	50,000
Total assets	$ 204,647

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 22,353
Accrued expenses	72,507
Total liabilities	94,860
STOCKHOLDER'S EQUITY	
Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding	87,648
Additional paid-in capital	526,000
Accumulated deficit	(503,860)
Total stockholder's equity	109,787
Total liabilities and stockholder's equity	$ 204,647

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF OPERATIONS

	Year Ended June 30, 2017
REVENUES	
Commissions and trails	$ 583,376
Managed accounts fees	663,158
Outside fees	201,808
Administrative services	38,386
	1,486,728
EXPENSES	
Managed and outside fees payouts	442,081
Commissions and trails payout	354,453
Cost sharing fees	260,000
Office salaries	81,962
Broker expenses and charges	63,051
Payroll taxes	55,316
Executive salaries	53,907
Insurance	52,553
Retirement plan contribution	30,080
Computer and stock quotes	26,267
Professional fees	21,300
Taxes and licenses	19,022
Other expenses	16,334
Dues and subscriptions	15,182
Rent	13,146
Contributions	11,521
Training	4,961
Office supplies and postage	4,072
Advertising	1,974
Travel and entertainment	268
	1,527,450
Loss from operations	(40,722)
OTHER INCOME	
Investment income	6,227
Net loss before income tax	(34,495)
Income tax	-
Net loss	$ (34,495)

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Year Ended June 30, 2017				
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, beginning of year	31,367	$ 87,648	$ 526,000	$ (469,366)	$ 144,282
Net loss	-	-	-	(34,495)	(34,495)
Capital contribution	-	-	-	-	-
Balance, end of year	31,367	$ 87,648	$ 526,000	$ (503,861)	$ 109,787

See accompanying notes.

	Year Ended June 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (34,495)
Adjustments to reconcile net loss to net cash from operating activities	
Change in assets and liabilities	
Receivables	18,703
Prepaid expenses	(3,123)
Accounts payable and accrued liabilities	(14,195)
Net cash from operating activities	(33,110)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(33,110)
CASH AND CASH EQUIVALENTS, beginning of year	120,279
CASH AND CASH EQUIVALENTS, end of year	$ 87,169

Note 1 – Summary of Significant Accounting Policies

Operations – S.G. Long & Company (Company) is an independent brokerage firm operating in Missoula, Montana, and Garland, Texas, with representatives registered in various states. The Company operates as an introducing broker. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Services Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Services Corp. or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Services Corp. and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments – Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Revenue recognition – Securities transactions and related revenue and expenses are recorded on a trade date basis.

Managed account fees – Managed account fees are billed on a quarterly basis at the beginning of the quarter. Quarterly fees due from the Company's affiliate, S.G.I. Investment Advisors, are allocated over three months and billed at the beginning of each month. Any account refunds or credits are prorated over the remainder of the quarter. Included in managed fees are wrap fees, which are billed on a quarterly basis at the end of each quarter.

Administrative services – Administrative services are billed on a monthly basis at the beginning of the month.

Advertising – The Company expenses the costs of advertising as incurred.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes – Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under accounting standards generally accepted in the United States of America and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Services Corp. However, for financial statement purposes, the Company uses the "separate return method" and recognizes tax assets, liabilities and expense as if it were filing a stand-alone tax return.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 5 for additional details.

Deposits – The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2017.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Subsequent events – The Company has evaluated subsequent events through the date the audited financial statements were issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 2 – Cash and Cash Equivalents

At June 30, 2017, the Company's cash and cash equivalents consisted of:

Bank accounts	$ 48,471
Money market accounts	38,698
	$ 87,169

Note 3 – Related Party Transactions

The Company has entered into a cost sharing agreement with its parent, S.G. Long Financial Services Corp., and affiliate, S.G.L. Investment Advisors, Inc., effective July 1, 2011, to allocate shared administrative expenses and fixed assets among the three companies. The Company pays a fixed monthly amount for its allocation of shared expenses. The Company's cost sharing expense was $260,000 for the year ended June 30, 2017.

The Company had a liability recorded within accounts payable of $22,000 at June 30, 2017, due to its parent, which is comprised of administrative services and executive payroll.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregated indebtedness to net capital ratio would exceed 10 to 1). At June 30, 2017, the Company had net capital of $97,056, which was $47,056 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .98 to 1.

Note 5 – Income Taxes

At June 30, 2017, the Company has gross deferred income tax assets of $77,370 that relate primarily to accumulated stand-alone tax losses as discussed further below. For financial statement purposes, the Company's taxable income or loss is measured as if it filed its own stand-alone income tax returns (although it files consolidated federal and state income tax returns with its parent, S.G. Long Financial Services Corp.). As such, the realization of its deferred income tax assets depends on the stand-alone activity of the Company. Therefore, a 100% valuation allowance has been established since the Company's future stand-alone taxable income is not reasonably assured. As of June 30, 2017, the Company has approximately $373,000 of accumulated losses on a stand-alone basis that can offset future taxable income. Accordingly, the net amount of deferred income taxes recorded on the Company's statement of financial condition was $0 as of June 30, 2017.

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company does not have any uncertain tax positions. As of June 30, 2017, there are no accrued interest or penalties recorded in the financial statements.

The components of income tax expense (benefit) consist of the following for the year ended June 30, 2017:

Deferred	
Federal	$ 2,672
State	1,023
Change in valuation allowance	(3,695)
Income Tax Expense	$ -

Note 6 – Retirement Plan

The Company sponsors a 401(k) plan (Plan) covering employees over the age of 18 years with a minimum of six months of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years. In 2017, there was no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the Plan totaled $30,080 in 2017.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	June 30, 2017
NET CAPITAL	
Total stockholder's equity	$ 109,787
Nonallowable assets	
Prepaid expenses	12,731
	12,731
Net capital	$ 97,056
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 50,000
Net capital	$ 97,056
Minimum dollar requirement	$ 50,000
Excess net capital (net capital less minimum dollar requirement)	$ 47,056
Total aggregate indebtedness per statement of financial condition	$ 94,860
Ratio of aggregate indebtedness to net capital	.98 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2017, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.


MOSSADAMS

Report of independent registered public accounting firm

The Board of Directors and Stockholder
S.G. Long & Company

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) S.G. Long & Company identified the following provisions of 17 C.F.R.§15c3-3(k) under which S.G. Long & Company claimed an exemption from 17 C.F.R. §240.15c3-3k(2)(ii) (exemption provisions) and (2) S.G. Long & Company stated that S.G. Long & Company met the identified exemption provisions throughout the most recent fiscal year without exception. S.G. Long & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about S.G. Long & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
August 18, 2017


S.G. LONG
Member FINRA/SIPC AND COMPANY

August 18, 2017

Moss Adams LLP
601 W Riverside Ave, Suite 1800
Spokane, WA 99201

In connection with your review of S.G. Long & Company (the Company) claim of exemption from Rule 15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act") as of June 30, 2017 and during the period from July 1, 2016 through June 30, 2017, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the Customer Protection Rule as of June 30, 2017 and during the period from July 1, 2016 through June 30, 2017.
2. We are responsible for establishing and maintaining effective internal control over compliance with the Customer Protection Rule.
3. We have performed an evaluation of the Company's compliance with the Customer Protection Rule. Based on this evaluation, the Company was in compliance with the Act and exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as of June 30, 2017, and during the period from July 1, 2016 through June 30, 2017.
4. We have made available all records and other information related to our compliance with the Customer Protection Rule.
5. There are no communications from regulatory agencies, internal auditors, or others who perform an equivalent function, compliance functions or other auditors concerning possible exceptions to the exemption provisions in paragraph (k)(2)(ii) of the Customer Protection Rule, including communications received through the date of this letter.
6. There are no events or other factors that might significantly affect our compliance with the identified exemption provisions from July 1, 2016 through June 30 2017 and through the date of this letter.

Sincerely,

S.G. Long & Company

Sue Williams, President

Darla Smarz, Controller/Human Resources Manager

283 West Front, Suite 302, Missoula, MT 59802 406/721-0999



S.G. Long & Company's Exemption Report

S.G. Long & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

S.G. Long & Company

I, Sue Williams, President, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Title: President

August 18, 2017

283 West Front, Suite 302, Missoula, MT 59802 406/721-0999



COMMUNICATION OF INTERNAL CONTROL RELATED MATTERS

FOR

S.G. Long & Company (A Wholly-Owned Subsidiary of S.G. Long Financial Service Corp)

August 18, 2017

MOSSADAMS.COM

 MOSSADAMS

Report of independent registered public accounting firm on applying agreed-upon procedures

To the Board of Directors
S.G. Long & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2016, to June 30, 2017, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2017, with the amounts reported in Form SIPC-7 for the period from July 1, 2016, to June 30, 2017, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company noting no adjustments reported in either Form SIPC-7 or supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

 MOSSADAMS

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 18, 2017

EXHIBIT I

SCHEDULE OF ASSESSMENT PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD FROM JULY 1, 2016, TO JUNE 30, 2017

Date Paid	Amount
1/27/2017	$406
7/20/2017	$186
Total Payments	$592
General Assessment per SIPC 7	$592

 MOSSADAMS

Communication of internal control related matters

To the Board of Directors
S.G. Long & Company

In planning and performing our audit of the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the Board of Directors, others within the Company, and is not intended to be, and should not be used by anyone other than these specified parties.

We appreciate the opportunity to provide professional accounting services to S.G. Long & Company and the courtesy and cooperation extended to us during the audit. We are very grateful for the opportunity to be of service to S.G. Long & Company.

Moss Adams LLP

Spokane, Washington